Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Liberty Media Corporation

(Formerly known as Liberty CapStarz, Inc. and Liberty Splitco, Inc.):

We consent to the incorporation by reference in the registration statement on Form S-8 regarding the Liberty Media 401(k) Savings Plan, of our report, which appears on Form 11-K, dated June 9, 2011, with respect to the statements of net assets available for participant benefits of the Liberty Media 401(k) Savings Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for participant benefits for the years then ended and the related supplemental schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2010.

/s/ KPMG LLP

KPMG LLP

Denver, Colorado

September 23, 2011